EXHIBIT 12.1

                   Kronos International, Inc. and Subsidiaries
    Statements of Computation of Ratio of Earnings to Combined Fixed Charges
                                  (Unaudited)
                          (In millions, except ratios)


                                                                       Years ended December 31,
                                                       ----------------------------------------------------
                                                        2001        2002       2003        2004       2005
                                                       -----        ----       ----        ----       ----

Fixed charges:
  Total interest expense                              $  38.4     $  35.4    $  32.6     $  36.7     $  43.9
  Preferred stock dividends and
   accretion(1)                                         112.5        78.6         -           -           -
  Interest component of rent expense(2)                   2.1         2.4        3.0         2.7         2.8
                                                      -------     -------    -------     -------     -------

    Total fixed charges                                 153.0       116.4       35.6        39.4        46.7
                                                      -------     -------    -------     -------     -------

Adjustments:
  Income before income taxes and minority
   interest                                             128.2        63.2       82.6        64.8       118.9
  Amortization of capitalized interest                     .5          .5         .5          .5          .4
                                                      -------     -------    -------     -------     -------

    Total adjustments                                   128.7        63.7       83.1        65.3       119.3
                                                      -------     -------    -------     -------     -------

    Total earnings available for fixed
     charges                                          $ 281.7     $ 180.1    $ 118.7     $ 104.7     $ 166.0
                                                      =======     =======    =======     =======     =======

Ratio of earnings to combined fixed charges               1.8         1.5        3.3         2.7         3.6
                                                      =======     =======    =======     =======     =======


(1) There is no adjustment to the amount shown on the Company's consolidated statements of income for dividends and accretion on redeemable preferred stock to obtain an equivalent pre-tax amount. During the periods in which the redeemable preferred stock was outstanding, Kronos International, Inc. had a significant amount of net operating loss carryforwards in Germany, the benefit of which had not been recognized under the "more-likely-than-not" recognition criteria of accounting principles generally accepted in the United States of America. Accordingly, the equivalent pre-tax amount for such dividends and accretion would not differ from the amount of such dividends and accretion.

(2) The interest expense component of rental expense is calculated as one-third of the aggregate rent expense for each year, which is a reasonable approximation of the interest factor.